Exhibit 99.1
EnCana Corporation
Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2008
(U.S. Dollars)

Third quarter report
for the period ended September 30, 2008
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2008	2007	2008	2007

REVENUES, NET OF ROYALTIES	(Note 5)	$10,766	$5,596	$23,429	$15,645

EXPENSES	(Note 5)
Production and mineral taxes		138	79	406	228
Transportation and selling		360	220	1,006	732
Operating		521	530	1,926	1,646
Purchased product		3,445	2,192	8,720	5,879
Depreciation, depletion and amortization		1,095	988	3,227	2,730
Administrative		18	73	399	263
Interest, net	(Note 7)	147	102	428	297
Accretion of asset retirement obligation	(Note 12)	20	17	61	46
Foreign exchange (gain) loss, net	(Note 8)	110	74	170	69
(Gain) loss on divestitures	(Note 6)	(124)	(29)	(141)	(87)

		5,730	4,246	16,202	11,803

NET EARNINGS BEFORE INCOME TAX		5,036	1,350	7,227	3,842
Income tax expense	(Note 9)	1,483	416	2,360	965

NET EARNINGS		$3,553	$934	$4,867	$2,877

NET EARNINGS PER COMMON SHARE	(Note 16)
Basic		$4.74	$1.24	$6.49	$3.79
Diluted		$4.73	$1.24	$6.47	$3.75

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2008	2007

RETAINED EARNINGS, BEGINNING OF YEAR		$13,082	$11,344
Net Earnings		4,867	2,877
Dividends on Common Shares		(899)	(453)
Charges for Normal Course Issuer Bid	(Note 13)	(243)	(1,618)

RETAINED EARNINGS, END OF PERIOD		$16,807	$12,150

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ millions)	2008	2007	2008	2007

NET EARNINGS	$3,553	$934	$4,867	$2,877
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(430)	859	(782)	1,798

COMPREHENSIVE INCOME	$3,123	$1,793	$4,085	$4,675

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Nine Months Ended
	September 30,
($ millions)	2008	2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$3,063	$1,375
Foreign Currency Translation Adjustment	(782)	1,798

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$2,281	$3,173

See accompanying Notes to Consolidated Financial Statements.

1

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$622	$553
Accounts receivable and accrued revenues		2,473	2,381
Current portion of partnership contribution receivable		309	297
Risk management	(Note 17)	1,578	385
Inventories	(Note 10)	1,280	828

		6,262	4,444
Property, Plant and Equipment, net	(Note 5)	37,374	35,865
Investments and Other Assets		758	607
Partnership Contribution Receivable		2,914	3,147
Risk Management	(Note 17)	459	18
Goodwill		2,729	2,893

	(Note 5)	$50,496	$46,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$4,027	$3,982
Income tax payable		569	1,150
Current portion of partnership contribution payable		301	288
Risk management	(Note 17)	74	207
Current portion of long-term debt	(Note 11)	250	703

		5,221	6,330
Long-Term Debt	(Note 11)	9,407	8,840
Other Liabilities		511	242
Partnership Contribution Payable		2,936	3,163
Risk Management	(Note 17)	—	29
Asset Retirement Obligation	(Note 12)	1,374	1,458
Future Income Taxes		7,404	6,208

		26,853	26,270

Shareholders’ Equity
Share capital	(Note 13)	4,555	4,479
Paid in surplus		—	80
Retained earnings		16,807	13,082
Accumulated other comprehensive income		2,281	3,063

Total Shareholders’ Equity		23,643	20,704

		$50,496	$46,974

See accompanying Notes to Consolidated Financial Statements.

2

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2008	2007	2008	2007

OPERATING ACTIVITIES
Net earnings		$3,553	$934	$4,867	$2,877
Depreciation, depletion and amortization		1,095	988	3,227	2,730
Future income taxes	(Note 9)	1,418	102	1,491	(9)
Cash tax on sale of assets	(Note 9)	25	—	25	—
Unrealized (gain) loss on risk management	(Note 17)	(3,050)	107	(1,639)	666
Unrealized foreign exchange (gain) loss		84	17	149	93
Accretion of asset retirement obligation	(Note 12)	20	17	61	46
(Gain) loss on divestitures	(Note 6)	(124)	(29)	(141)	(87)
Other		(212)	82	47	203
Net change in other assets and liabilities		(19)	1	(283)	5
Net change in non-cash working capital		268	(39)	(992)	(288)

Cash From Operating Activities		3,058	2,180	6,812	6,236

INVESTING ACTIVITIES
Capital expenditures	(Note 5)	(2,466)	(1,650)	(6,369)	(4,329)
Proceeds from divestitures	(Note 6)	442	59	593	505
Cash tax on sale of assets	(Note 9)	(25)	—	(25)	—
Net change in investments and other		(157)	32	(166)	26
Net change in non-cash working capital		(120)	69	71	(34)

Cash (Used in) Investing Activities		(2,326)	(1,490)	(5,896)	(3,832)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(116)	(871)	251	(909)
Issuance of long-term debt	(Note 11)	—	492	723	924
Repayment of long-term debt		(468)	—	(664)	—
Issuance of common shares	(Note 13)	2	5	78	158
Purchase of common shares	(Note 13)	—	(218)	(326)	(2,025)
Dividends on common shares		(299)	(149)	(899)	(453)
Other		—	2	—	(1)

Cash (Used in) Financing Activities		(881)	(739)	(837)	(2,306)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(7)	9	(10)	15

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(156)	(40)	69	113
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		778	555	553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD		$622	$515	$622	$515

See accompanying Notes to Consolidated Financial Statements.

3

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s operations are in the business of exploration for, and development, production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and p ower generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2007, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunct ion with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2007 annual audited Consolidated Financial Statements, on January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on EnCa na’s Consolidated Financial Statements.

•
“Financial Instruments – Presentation”, Section 3863 and “Financial Instruments – Disclosures”, Section 3862. The new disclosure standard increases EnCana’s disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 17). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires EnCana to disclose its objectives, policies and processes for managing its capital structure (See Note 14).
3. RECENT ACCOUNTING PRONOUNCEMENTS
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance wi th IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.

4

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. PROPOSED CORPORATE REORGANIZATION
On May 11, 2008, EnCana announced its plans to split into two independent energy companies — one a North American natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries supplemented by reliable production from various gas and oil resource plays. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.
Subsequent to September 30, 2008, EnCana announced the proposed Arrangement will be delayed until the global debt and equity markets regain stability. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. (“Cenovus”) (prior working name “IOCo”) and EnCana Corporation (prior working name “GasCo”). Each EnCana shareholder would receive one share of each entity in exchange for each EnCana Common Share held.
5. SEGMENTED INFORMATION
As a result of the proposed Arrangement, EnCana has changed its reportable segments to reflect the realigned reporting hierarchies. The most significant change results in EnCana now presenting Canadian Plains and Canadian Foothills as separate operating segments. These were previously aggregated and presented in the Canada segment. Prior periods have been restated to reflect the new presentation.
The Company has defined its continuing operations into the following segments:
•
Canadian Plains, Canadian Foothills, United States and Offshore and International segments include the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s operations are located in Canada and the United States. The Offshore and International segment is mainly focused on opportunities in Atlantic Canada and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canadian Plains, Canadian Foothills, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

5

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended September 30)

	Canadian Plains		Canadian Foothills		United States
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,139	$824	$1,168	$881	$1,477	$1,103
Expenses
Production and mineral taxes	27	17	14	10	97	52
Transportation and selling	32	26	57	51	132	77
Operating	96	103	120	129	127	140
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	231	253	293	280	435	305

Segment Income (Loss)	$753	$425	$684	$411	$686	$529

	Integrated Oil		Offshore & International		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,085	$2,265	$—	$1	$840	$629
Expenses
Production and mineral taxes	—	—	—	—	—	—
Transportation and selling	139	66	—	—	—	—
Operating	173	147	(6)	—	8	11
Purchased product	2,634	1,584	—	—	811	608
Depreciation, depletion and amortization	104	97	5	24	4	4

Segment Income (Loss)	$35	$371	$1	$(23)	$17	$6

	Corporate		Consolidated
	2008	2007	2008	2007

Revenues, Net of Royalties	$3,057	$(107)	$10,766	$5,596
Expenses
Production and mineral taxes	—	—	138	79
Transportation and selling	—	—	360	220
Operating	3	—	521	530
Purchased product	—	—	3,445	2,192
Depreciation, depletion and amortization	23	25	1,095	988

Segment Income (Loss)	$3,031	$(132)	5,207	1,587

Administrative			18	73
Interest, net			147	102
Accretion of asset retirement obligation			20	17
Foreign exchange (gain) loss, net			110	74
(Gain) loss on divestitures			(124)	(29)

			171	237

Net Earnings Before Income Tax			5,036	1,350
Income tax expense			1,483	416

Net Earnings			$3,553	$934

6

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended September 30)
Geographic and Product Information

	Canadian Plains
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$576	$498	$559	$323	$4	$3	$1,139	$824
Expenses
Production and mineral taxes	14	11	13	6	—	—	27	17
Transportation and selling	18	18	14	8	—	—	32	26
Operating	44	49	51	53	1	1	96	103

Operating Cash Flow	$500	$420	$481	$256	$3	$2	$984	$678

	Canadian Foothills
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$982	$765	$172	$100	$14	$16	$1,168	$881
Expenses
Production and mineral taxes	12	9	2	1	—	—	14	10
Transportation and selling	54	48	3	3	—	—	57	51
Operating	108	114	7	9	5	6	120	129

Operating Cash Flow	$808	$594	$160	$87	$9	$10	$977	$691

	United States
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,263	$934	$124	$86	$90	$83	$1,477	$1,103
Expenses
Production and mineral taxes	86	49	11	3	—	—	97	52
Transportation and selling	132	77	—	—	—	—	132	77
Operating	59	68	—	—	68	72	127	140

Operating Cash Flow	$986	$740	$113	$83	$22	$11	$1,121	$834

	Integrated Oil
	Oil		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$362	$160	$2,699	$2,049	$24	$56	$3,085	$2,265
Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	137	62	—	—	2	4	139	66
Operating	42	35	116	98	15	14	173	147
Purchased product	—	—	2,679	1,607	(45)	(23)	2,634	1,584

Operating Cash Flow	$183	$63	$(96)	$344	$52	$61	$139	$468

*	Includes exploration and production of natural gas and bitumen from the Athabasca and Senlac properties.

7

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the nine months ended September 30)

	Canadian Plains		Canadian Foothills		United States
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,383	$2,524	$3,432	$2,662	$4,356	$3,194
Expenses
Production and mineral taxes	64	52	30	34	311	142
Transportation and selling	84	84	167	149	367	220
Operating	385	312	478	383	482	441
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	714	725	853	773	1,253	851

Segment Income (Loss)	$2,136	$1,351	$1,904	$1,323	$1,943	$1,540

	Integrated Oil		Offshore & International		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$8,512	$5,831	$1	$—	$2,112	$2,107
Expenses
Production and mineral taxes	1	—	—	—	—	—
Transportation and selling	388	269	—	—	—	10
Operating	565	488	(5)	2	27	28
Purchased product	6,674	3,837	—	—	2,046	2,042
Depreciation, depletion and amortization	288	281	40	25	12	11

Segment Income (Loss)	$596	$956	$(34)	$(27)	$27	$16

	Corporate		Consolidated
	2008	2007	2008	2007

Revenues, Net of Royalties	$1,633	$(673)	$23,429	$15,645
Expenses
Production and mineral taxes	—	—	406	228
Transportation and selling	—	—	1,006	732
Operating	(6)	(8)	1,926	1,646
Purchased product	—	—	8,720	5,879
Depreciation, depletion and amortization	67	64	3,227	2,730

Segment Income (Loss)	$1,572	$(729)	8,144	4,430

Administrative			399	263
Interest, net			428	297
Accretion of asset retirement obligation			61	46
Foreign exchange (gain) loss, net			170	69
(Gain) loss on divestitures			(141)	(87)

			917	588

Net Earnings Before Income Tax			7,227	3,842
Income tax expense			2,360	965

Net Earnings			$4,867	$2,877

8

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the nine months ended September 30)
Geographic and Product Information

	Canadian Plains
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,795	$1,619	$1,580	$896	$8	$9	$3,383	$2,524
Expenses
Production and mineral taxes	32	31	32	21	—	—	64	52
Transportation and selling	55	61	29	23	—	—	84	84
Operating	191	156	191	153	3	3	385	312

Operating Cash Flow	$1,517	$1,371	$1,328	$699	$5	$6	$2,850	$2,076

	Canadian Foothills
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,891	$2,352	$494	$268	$47	$42	$3,432	$2,662
Expenses
Production and mineral taxes	26	32	4	2	—	—	30	34
Transportation and selling	158	142	9	7	—	—	167	149
Operating	432	345	30	23	16	15	478	383

Operating Cash Flow	$2,275	$1,833	$451	$236	$31	$27	$2,757	$2,096

	United States
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,754	$2,754	$353	$210	$249	$230	$4,356	$3,194
Expenses
Production and mineral taxes	280	127	31	15	—	—	311	142
Transportation and selling	367	220	—	—	—	—	367	220
Operating	266	228	—	—	216	213	482	441

Operating Cash Flow	$2,841	$2,179	$322	$195	$33	$17	$3,196	$2,391

	Integrated Oil
	Oil		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$898	$552	$7,514	$5,109	$100	$170	$8,512	$5,831
Expenses
Production and mineral taxes	—	—	—	—	1	—	1	—
Transportation and selling	380	258	—	—	8	11	388	269
Operating	133	123	375	317	57	48	565	488
Purchased product	—	—	6,800	3,898	(126)	(61)	6,674	3,837

Operating Cash Flow	$385	$171	$339	$894	$160	$172	$884	$1,237

*	Includes exploration and production of natural gas and bitumen from the Athabasca and Senlac properties.

9

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
The following tables represent EnCana and Cenovus’ operating information, post-Arrangement (See Note 4), giving effect to the realigned reporting hierarchies described previously in this note, excluding their respective share of the Market Optimization and Corporate segments.
EnCana’s operating segments, post-Arrangement, will include Canadian Foothills, United States and Offshore and International. Cenovus’ operating segments, post-Arrangement, will include Canadian Plains and Integrated Oil.
Results of Operations (For the three months ended September 30)
Operating Information

	EnCana
	Canadian Foothills		United States		Offshore & International		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,168	$881	$1,477	$1,103	$—	$1	$2,645	$1,985
Expenses
Production and mineral taxes	14	10	97	52	—	—	111	62
Transportation and selling	57	51	132	77	—	—	189	128
Operating	120	129	127	140	(6)	—	241	269

Operating Cash Flow	$977	$691	$1,121	$834	$6	$1	$2,104	$1,526

	Cenovus
	Canadian Plains		Integrated Oil		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,139	$824	$3,085	$2,265	$4,224	$3,089
Expenses
Production and mineral taxes	27	17	—	—	27	17
Transportation and selling	32	26	139	66	171	92
Operating	96	103	173	147	269	250
Purchased product	—	—	2,634	1,584	2,634	1,584

Operating Cash Flow	$984	$678	$139	$468	$1,123	$1,146

Results of Operations (For the nine months ended September 30)
Operating Information

	EnCana
	Canadian Foothills		United States		Offshore & International		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,432	$2,662	$4,356	$3,194	$1	$—	$7,789	$5,856
Expenses
Production and mineral taxes	30	34	311	142	—	—	341	176
Transportation and selling	167	149	367	220	—	—	534	369
Operating	478	383	482	441	(5)	2	955	826

Operating Cash Flow	$2,757	$2,096	$3,196	$2,391	$6	$(2)	$5,959	$4,485

	Cenovus
	Canadian Plains		Integrated Oil		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,383	$2,524	$8,512	$5,831	$11,895	$8,355
Expenses
Production and mineral taxes	64	52	1	—	65	52
Transportation and selling	84	84	388	269	472	353
Operating	385	312	565	488	950	800
Purchased product	—	—	6,674	3,837	6,674	3,837

Operating Cash Flow	$2,850	$2,076	$884	$1,237	$3,734	$3,313

10

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Capital
Canadian Plains	$173	$218	$593	$558
Canadian Foothills	458	727	1,795	1,779
United States	621	452	1,800	1,313
Integrated Oil	275	154	804	424
Offshore & International	12	13	65	75
Market Optimization	4	2	11	5
Corporate	45	9	87	76

	1,588	1,575	5,155	4,230

Acquisition Capital
Canadian Foothills	7	60	99	67
United States	850	15	1,094	18
Integrated Oil	—	—	—	14
Offshore & International	21	—	21	—

	878	75	1,214	99

Total	$2,466	$1,650	$6,369	$4,329

On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes.
Pursuant to the agreements with Brown Haynesville and Brown Southwest, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangements with Brown Haynesville and Brown Southwest will be completed on March 24, 2009 and January 19, 2009 respectively and the assets will be transferred to EnCana at that time. EnCana has determined that each relationship with Brown Haynesville and Brown Southwest represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Haynesville and Brown Southwest from the dates of acquisition.
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Kilgore represented an interest in a VIE from November 20, 2007 to May 18, 2008. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Kilgore. On May 18, 2008, when the arrangement with Brown Kilgore was completed, the assets were transferred to EnCana.

11

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2008	2007

Canadian Plains	$6,355	$6,967	$7,933	$8,626
Canadian Foothills	10,216	10,127	12,142	12,184
United States	13,394	11,879	14,535	12,948
Integrated Oil	5,573	5,164	10,609	10,122
Offshore & International	1,096	1,104	1,268	1,135
Market Optimization	159	171	677	478
Corporate	581	453	3,332	1,481

Total	$37,374	$35,865	$50,496	$46,974

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. As at September 30, 2008, Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $248 million ($147 million at December 31, 2007) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at September 30, 2008, Offshore and International Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $128 million related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.
6. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $593 million (2007 - $505 million) as described below:
Canadian Plains, Canadian Foothills and United States
In 2008, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $39 million (2007 — nil) in Canadian Plains, $218 million (2007 — $55 million) in Canadian Foothills, and $123 million (2007 — $11 million) in the United States.
Offshore and International
In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million resulting in a gain on sale of $124 million. After recording income tax of $25 million, EnCana recorded an after-tax gain of $99 million.
In August 2007, the Company closed the sale of its Australia assets for proceeds of $31 million resulting in a gain on sale of $30 million. After recording income tax of $5 million, EnCana recorded an after-tax gain of $25 million.
In May 2007, the Company completed the sale of its assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million, which were credited to property, plant and equipment.
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $208 million which resulted in a gain on sale of $59 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 5 for further discussion of The Bow office project assets.

12

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. INTEREST, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Interest Expense — Long-Term Debt	$142	$113	$426	$331
Interest Expense — Other *	56	72	166	178
Interest Income *	(51)	(83)	(164)	(212)

	$147	$102	$428	$297

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
8. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$205	$(278)	$370	$(608)
Translation of U.S. dollar partnership contribution receivable issued from Canada	(119)	252	(218)	595
Other Foreign Exchange (Gain) Loss	24	100	18	82

	$110	$74	$170	$69

9. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Current
Canada	$40	$142	$446	$485
United States	—	172	385	484
Other Countries	25	—	38	5

Total Current Tax	65	314	869	974

Future	1,418	102	1,491	(9)

	$1,483	$416	$2,360	$965

Included in current tax for 2008 is $25 million related to the sale of assets in Brazil (2007 - nil).
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Net Earnings Before Income Tax	$5,036	$1,350	$7,227	$3,842
Canadian Statutory Rate	29.7%	32.3%	29.7%	32.3%

Expected Income Tax	1,494	436	2,144	1,241

Effect on Taxes Resulting from:
Statutory and other rate differences	119	12	197	36
Effect of tax rate changes*	—	—	—	(37)
Effect of legislative changes	—	—	—	(231)
Non-taxable downstream partnership income	(3)	(21)	(10)	(40)
International financing	(74)	(16)	(233)	(45)
Foreign exchange (gains) losses not included in net earnings	(39)	—	141	—
Non-taxable capital (gains) losses	19	(32)	30	(44)
Other	(33)	37	91	85

	$1,483	$416	$2,360	$965

Effective Tax Rate	29.4%	30.8%	32.7%	25.1%

*	The Canadian federal government, during the second quarter of 2007, enacted income tax rate changes.

13

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. INVENTORIES

	As at	As at
	September 30,	December 31,
	2008	2007

Product
Canadian Plains	$1	$—
United States	3	2
Integrated Oil	978	646
Market Optimization	294	180
Parts and Supplies	4	—

	$1,280	$828

11. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2008	2007

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,576	$1,506
Unsecured notes	1,179	1,138

	2,755	2,644

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	574	495
Unsecured notes	6,350	6,421

	6,924	6,916

Increase in Value of Debt Acquired *	57	66
Debt Discounts and Financing Costs	(79)	(83)
Current Portion of Long-Term Debt	(250)	(703)

	$9,407	$8,840

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 20 years.

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018.
12. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	September 30,	December 31,
	2008	2007

Asset Retirement Obligation, Beginning of Year	$1,458	$1,051
Liabilities Incurred	42	89
Liabilities Settled	(96)	(100)
Liabilities Divested	(6)	—
Change in Estimated Future Cash Flows	(5)	184
Accretion Expense	61	64
Other	(80)	170

Asset Retirement Obligation, End of Period	$1,374	$1,458

14

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. SHARE CAPITAL

	September 30, 2008		December 31, 2007
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.2	$4,479	777.9	$4,587
Common Shares Issued under Option Plans	2.9	78	8.3	176
Stock-Based Compensation	—	11	—	17
Common Shares Purchased	(2.8)	(13)	(36.0)	(301)

Common Shares Outstanding, End of Period	750.3	$4,555	750.2	$4,479

Normal Course Issuer Bid
To September 30, 2008, the Company purchased 4.8 million Common Shares for total consideration of approximately $326 million. Of the amount paid, $29 million was charged to Share capital and $297 million was charged to Retained earnings. Included in the Common Shares Purchased in 2008 are 2.0 million Common Shares distributed (2007 — 2.9 million), valued at $16 million (2007 — $24 million), from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 15). For these Common Shares distributed, there was a $54 million adjustment to Retained earnings (2007 — $82 million) with a reduction to Paid in surplus of $70 million (2007 — $106 million).
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at September 30, 2008. Information related to TSARs is included in Note 15.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	3.4	21.82
Exercised	(2.8)	23.68

Outstanding, End of Period	0.6	12.40

Exercisable, End of Period	0.6	12.40

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 21.99	0.5	1.1	11.62	0.5	11.62
22.00 to 25.99	0.1	0.2	24.19	0.1	24.19

	0.6	1.1	12.40	0.6	12.40

At December 31, 2007, the balance in Paid in surplus related to stock-based compensation programs.

15

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility so as to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Net Debt to Capitalization and Net Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Net Debt to Capitalization ratio of between 30 and 40 percent that is calculated as follows:

	As at
	September 30,	December 31,
	2008	2007

Long-Term Debt, excluding current portion	$9,407	$8,840
Less: Working capital	1,041	(1,886)

Net Debt	8,366	10,726
Total Shareholders’ Equity	23,643	20,704

Total Capitalization	$32,009	$31,430

Net Debt to Capitalization ratio	26%	34%

EnCana’s Net Debt to Capitalization ratio decreased to 26 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market gains on risk management instruments which decreased Net Debt. Excluding this impact to working capital, the Net Debt to Capitalization ratio would have been 29 percent at September 30, 2008 and would have remained unchanged at 34 percent at December 31, 2007.
EnCana targets a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times. At September 30, 2008, the Net Debt to Adjusted EBITDA was 0.6x (December 31, 2007 — 1.2x) calculated on a trailing twelve-month basis as follows:

	As at
	September 30,		December 31,
	2008		2007

Net Debt	$8,366		$10,726

Net Earnings from Continuing Operations	$5,874		$3,884
Add (deduct):
Interest, net	559		428
Income tax expense	2,332		937
Depreciation, depletion and amortization	4,313		3,816
Accretion of asset retirement obligation	79		64
Foreign exchange (gain) loss, net	(63)		(164)
(Gain) loss on divestitures	(119)		(65)

Adjusted EBITDA	$12,975		$8,900

Net Debt to Adjusted EBITDA	0.6	x	1.2	x

EnCana manages its capital structure and makes adjustments according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

16

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2008. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Current Service Cost	$4	$3	$12	$11
Interest Cost	5	5	16	14
Expected Return on Plan Assets	(4)	(5)	(14)	(14)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1	3	3
Expected Amortization of Past Service Costs	—	—	1	1
Amortization of Transitional Obligation	—	—	(1)	(1)
Expense for Defined Contribution Plan	10	9	30	25

Net Benefit Plan Expense	$16	$13	$47	$39

For the period ended September 30, 2008, contributions of $8 million have been made to the defined benefit pension plans (2007 — $8 million).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at September 30, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	18,854,141	48.44
Granted	4,257,572	70.67
Exercised — SARs	(3,003,715)	43.85
Exercised — Options	(70,286)	42.53
Forfeited	(466,309)	54.57

Outstanding, End of Period	19,571,403	53.85

Exercisable, End of Period	8,422,211	46.01

For the period ended September 30, 2008, EnCana recorded compensation costs of $68 million related to the outstanding TSARs (2007 — $140 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information about Performance TSARs at September 30, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,930,925	56.09
Granted	7,058,538	69.40
Exercised — SARs	(279,378)	56.09
Exercised — Options	(4,613)	56.09
Forfeited	(601,046)	59.10

Outstanding, End of Period	13,104,426	63.12

Exercisable, End of Period	1,476,150	56.09

For the period ended September 30, 2008, EnCana recorded compensation costs of $42 million related to the outstanding Performance TSARs (2007 — $9 million).

17

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
In 2008, EnCana granted SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following table summarizes the information about SARs at September 30, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,260,315	72.85
Forfeited	(21,725)	69.40

Outstanding, End of Period	1,238,590	72.91

Exercisable, End of Period	—	—

For the period ended September 30, 2008, EnCana has not recorded any compensation costs related to the outstanding SARs (2007 — nil).
E) Performance Share Appreciation Rights (“Performance SARs”)
In 2008, EnCana granted Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes the information about Performance SARs at September 30, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,677,030	69.40
Forfeited	(43,450)	69.40

Outstanding, End of Period	1,633,580	69.40

Exercisable, End of Period	—	—

For the period ended September 30, 2008, EnCana has not recorded any compensation costs related to the outstanding Performance SARs (2007 — nil).

18

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS (continued)
F) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at September 30, 2008:

Outstanding
DSUs

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	589,174
Granted, Directors	83,344
Redeemed	(34,008)
Units, in Lieu of Dividends	10,254

Outstanding, End of Period	648,764

For the period ended September 30, 2008, EnCana recorded compensation costs of $7 million related to the outstanding DSUs (2007 — $10 million).
G) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at September 30, 2008:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,685,036	38.79
Granted	408,686	70.77
Distributed	(2,042,541)	45.34
Forfeited	(51,181)	38.32

Outstanding, End of Period	—	—

For the period ended September 30, 2008, EnCana recorded compensation costs of $1 million related to the outstanding PSUs (2007 — $18 million).
16. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2008	2008	2008	2007	2008	2007

Weighted Average Common Shares Outstanding — Basic	749.5	750.2	750.3	750.4	750.0	759.1
Effect of Dilutive Securities	3.5	1.1	1.0	5.5	2.0	8.4

Weighted Average Common Shares Outstanding — Diluted	753.0	751.3	751.3	755.9	752.0	767.5

19

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts. Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to the Company’s annual audited Consolidated Financial Statements.
The fair value of financial assets and liabilities were as follows:

	As at September 30, 2008		As at December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$622	$622	$553	$553
Risk management assets *	2,037	2,037	403	403
Loans and Receivables:
Accounts receivable and accrued revenues	2,473	2,473	2,381	2,381
Partnership contribution receivable *	3,223	3,223	3,444	3,444
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$74	$74	$236	$236
Other Financial Liabilities:
Accounts payable and accrued liabilities	4,027	4,027	3,982	3,982
Long-term debt *	9,657	8,891	9,543	9,763
Partnership contribution payable *	3,237	3,237	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	September 30,	December 31,
	2008	2007

Risk Management
Current asset	$1,578	$385
Long-term asset	459	18

	2,037	403

Risk Management
Current liability	74	207
Long-term liability	—	29

	74	236

Net Risk Management Asset (Liability)	$1,963	$167

20

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at September 30, 2008			As at December 31, 2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,990	$—	$1,990	$375	$29	$346
Crude oil	24	74	(50)	6	205	(199)
Power	23	—	23	19	—	19
Interest Rates	—	—	—	2	—	2
Credit	—	—	—	1	2	(1)

Total Fair Value	$2,037	$74	$1,963	$403	$236	$167

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	September 30,	December 31,
	2008	2007

Prices actively quoted	$916	$105
Prices sourced from observable data or market corroboration	1,047	62

Total Fair Value	$1,963	$167

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at September 30, 2008

				Fair Market
	Notional Volumes	Term	Average Price	Value

Natural Gas Sales Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,948 MMcf/d	2008	8.86 US$/Mcf	$230
NYMEX Fixed Price	1,618 MMcf/d	2009	9.31 US$/Mcf	732
NYMEX Fixed Price	27 MMcf/d	2010	9.25 US$/Mcf	2

Purchased Options

AECO Call	(10) MMcf/d	2008	9.54 C$/Mcf	—
NYMEX Call	(578) MMcf/d	2008	11.50 US$/Mcf	(30)
NYMEX Call	(150) MMcf/d	2009	11.67 US$/Mcf	(14)
NYMEX Put	411 MMcf/d	2008	9.10 US$/Mcf	49
NYMEX Put	516 MMcf/d	2009	9.10 US$/Mcf	231

Basis Contracts
Canada	135 MMcf/d	2008	(0.72) US$/Mcf	7
United States	1,393 MMcf/d	2008	(0.85) US$/Mcf	188
Canada and United States *		2009-2013		435

				1,830

Other Financial Positions **				2

Total Unrealized Gain on Financial Contracts				1,832
Paid Premiums on Unexpired Options				158

Natural Gas Fair Value Position				$1,990

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production and transportation commitment management.

21

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at September 30, 2008 (continued)

				Fair Market
	Notional Volumes	Term	Average Price	Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	23,000 bbls/d	2008	70.13 US$/bbl	$(64)
Other Financial Positions **				14

Crude Oil Fair Value Position				$(50)

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and its share of downstream refining positions.

Power Purchase Contracts
Power Fair Value Position	$23

Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues, Net of Royalties	$(389)	$496	$(955)	$1,193
Operating Expenses and Other	(2)	3	(2)	4

Gain (Loss) on Risk Management	$(391)	$499	$(957)	$1,197

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues, Net of Royalties	$3,057	$(107)	$1,633	$(673)
Operating Expenses and Other	(7)	—	6	7

Gain (Loss) on Risk Management	$3,050	$(107)	$1,639	$(666)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30, 2008

	2008		2007
		Total	Total
	Fair Market	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$167
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	682	$682	$520
Fair Value of Contracts in Place at Transition that Expired During the Period	—	—	11
Foreign Exchange Loss on Canadian Dollar Contracts	(1)	—	—
Fair Value of Contracts Realized During the Period	957	957	(1,197)

Fair Value of Contracts Outstanding	$1,805	$1,639	$(666)
Paid Premiums on Unexpired Options	158

Fair Value of Contracts and Premiums Paid, End of Period	$1,963

22

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at September 30, 2008 as follows:

	Favorable	Unfavorable
	10% Change	10% Change

Natural gas price	$664	$(638)
Crude oil price	21	(21)
Power price	7	(7)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates, credit risk and liquidity risk.
Market Risk
Market risk, the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices, is comprised of the following:
•	Commodity Price Risk

As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial derivative agreements. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate the natural gas commodity price risk, the Company enters into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.

Crude Oil - The Company has partially mitigated its exposure to the WTI NYMEX price with fixed price swaps.

Power - The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

•	Interest Rate Risk

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At September 30, 2008, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $15 million.

•	Foreign Exchange Risk

As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.

As disclosed in Note 8, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of U.S. dollar partnership contribution receivable issued from Canada. At September 30, 2008, EnCana had $5,350 million in U.S. dollar debt issued from Canada ($5,421 million at December 31, 2007) and $3,223 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $20 million change in foreign exchange (gain) loss at September 30, 2008.

23

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report for
the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Credit Risk
Credit risk is the risk that the counterparty to a financial asset will default resulting in the Company incurring a financial loss. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
At September 30, 2008, EnCana had three counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting its financial liability obligations. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 14, EnCana targets a Net Debt to Capitalization ratio between 30 and 40 percent and a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at September 30, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.7 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.2 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the announcement of the proposed Arrangement (See Note 4), Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch with Negative Implications”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications”, and Moody’s Investors Service has assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	1 year	2 - 3 years	4 - 5 years	beyond 5 years	Total

Accounts payable and accrued liabilities	$4,027	$—	$—	$—	$4,027
Risk management liabilities	74	—	—	—	74
Long-term debt *	250	200	3,122	6,107	9,679
Partnership contribution payable *	301	660	743	1,533	3,237

*	Principal, including current portion.
Included in EnCana’s total long-term debt obligations of $9,679 million at September 30, 2008 are $2,150 million in obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 — 5 years.

24

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million. Also, without admitting any liability whatsoever, WD concluded settlement negotiations with a group of individual plaintiffs. It was agreed that WD would settle these claims for $23 million. Execution of the Settlement Agreement is pending.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
19. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2008.

25

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)